Reply to the Attention of Direct Line Direct Fax Email Address Our File No. Date	Daniel Dex 604.691.6839 604.893.7623 daniel.dex@mcmillan.ca 57539-17 February 14, 2013

Via EDGAR Correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:         Mr. Karl Hiller, Branch Chief

Dear Sirs/Mesdames:

Re:       Duma EnergyCorp.
             Form 10-K for the Fiscal Year ended July 31, 2012
             Filed November 13, 2012
             Form 10-Q for the Fiscal Quarter ended October 31, 2012
             Filed December 24, 2012
             File No. 000-53313

             We are counsel for and write on behalf of Duma Energy Corp. (referred to herein as the "Company" or "Duma") in response to the Staff's letter of January 16, 2013 (the "Comment Letter") signed on behalf of Mr. Karl Hiller, of the United States Securities and Exchange Commission (the "Commission").

             On behalf of the Company we are furnishing to the Commission herewith, via the EDGAR system, a draft Amendment No. 2 (the "Form 10-K/A") to the Company's Form 10-K for the fiscal year ended July 31, 2012 (as filed on November 13, 2012, the "Form 10-K"). The enclosed draft Form 10-K/A has been redlined to show all changes from the Form 10-K as originally filed on EDGAR on November 13, 2012.

             On behalf of the Company we provide below the Company's responses to the comments made in the Commission's Comment Letter. We confirm that the factual information provided herein relating to the Company has been made available to us by the Company. We also confirm that paragraph numbering used for each response hereinbelow corresponds to the paragraph numbering used in the Comment Letter. We confirm that the disclosure changes described below will be made in the actual Form 10-K/A when filed with the Commission. We confirm that the Company intends to make such filing as soon as the Commission confirms that its comments have been resolved to its satisfaction.

Commission Comment:

Form 10-K for the Fiscal Year Ended July 31, 2012

Oil and Gas Reserves, Page 6

Changes in Proved Undeveloped Reserves, Page 7

1.        Please expand your disclosure to discuss the reasons for your fiscal year 2012 revisions of previous estimates to comply with FASB ASC 932-235-50-5.

Company Response:

             We confirm, on behalf of the Company, that the Company has advised that during the Company's fiscal year ended July 31, 2012, the Company obtained additional geological data when it drilled the 9-12A#4 well in Galveston Bay. Based on the new data, the Company's estimate of proved undeveloped reserves for a particular reservoir was revised downward. This was the most significant reason for the change in previous estimates; it accounts for 99% of the decrease in oil reserves and 72% of the decrease in gas reserves. Additionally, reductions in gas prices in 2012 resulted in certain cases, involving primarily gas wells, reaching the economic limit earlier than in 2011, thus reducing gas reserves. The Company has expanded its disclosure in the Form 10-K/A to provide this information.

Commission Comment:

Financial Statements

Note 2 - Acquisitions, Page 39

2.         We note you disclose that on September 23, 2011, you acquired 100% of the membership interest in SPE Navigation I, LLC (SPE) in exchange for 3.8 million shares of your common stock which you valued at $9.5 million based on the quoted market price on the acquisition date. You also disclose that since SPE was owned by companies controlled by your CEO and certain of his family members, you accounted for the acquisition as a related party transaction. However, you recorded the SPE assets and liabilities acquired at their $5.1 million carrying values, and recorded the $4.4 million excess purchase price over the carrying values of net assets acquired as an acquisition-related expense.

Tell us whether you and SPE were under common control in advance of the acquisition and if so explain whether control was held by an individual, enterprise or a control group. If you believe there was a control group, describe the relationship between the group members, and provide any additional details necessary to understand why you believe it is appropriate to consider the members a control group. If you believe these entities were under common control prior to the acquisition address the following points.

  Provide any calculations necessary to demonstrate that you have properly identified the individual or group having control over both entities; include a discussion of stock ownership and any voting agreements considered in formulating your view.

  Tell us the date control was established over both entities, explain how this was achieved, and describe the revisions that you believe would be necessary to comply with FASB ASC 805-50-45.

  Explain why you believe the guidance in FASB ASC 805-50-30-5 would not require the 3.8 million shares issued as consideration for SPE to be ascribed value equivalent to the carrying value of the net assets acquired.

  Tell us your basis for recording the 3.8 million shares at fair value and the excess over historical cost as an acquisition expense.

             Please note that related party transactions are not necessarily common control transactions for which accounting using carryover basis is prescribed in FASB ASC 805-50-30-5. If you and SPE were not under common control, you should follow the guidance in FASB ASC 805-20-30-1 and 2.

Company Response:

             We confirm, on behalf of the Company, that the Company has advised that SPE and Duma were not under common control in advance of the acquisition and thus the transaction is accounted for as a business combination, with assets and liabilities reflected using the fair value on the date of the transaction, as described in the footnotes to the table detailing "Recognized Amount of Identifiable Assets Acquired and Liabilities Assumed". Specifically, marketable securities were stepped up to their market value on the date of the transaction. The price negotiated between Duma and the original seller of the Galveston Bay oil and gas properties in February 2011 was a market transaction between two unrelated parties, and there was no significant change to the properties between February 2011 and September 2011, when the SPE transaction occurred. Since the cash paid by SPE for its share of the Galveston Bay properties was proportional to the price Duma negotiated and paid, Duma considered the cash paid, and the then-current asset retirement obligation associated with the properties, to be the best indication of the fair value of the oil and gas properties on the date of the acquisition.

             However, the fair value of the consideration given for the transaction exceeded the fair value of the net assets acquired. Because the transaction was a related party transaction, and not an arms-length transaction, Duma considered that there was a compensatory aspect to the transaction, and recognized the excess as a compensation-related expense.

             Note 2 in the original Form 10-K filing states "The assets and liabilities were recorded at SPE's carrying value on the date of the acquisition and the excess purchase price over the net assets acquired was $4,367,750, which was recorded as an acquisition-related expense because this was a related party transaction."  We confirm, on behalf of the Company, that the Company has advised that this statement that the assets and liabilities were recorded at SPE's carrying value on the date of the acquisition is inaccurate (the Company should have referred to "fair value" rather than to "SPE's carrying value"). As such, Company has revised Note 2 in the Form 10-K/A to state instead, "The assets and liabilities were recorded at fair value on the date of the acquisition and the excess purchase price over the net assets acquired was $4,367,750, which was recorded as an acquisition-related expense because this was a related party transaction."

Commission Comment:

Form 10-Q for the Fiscal Quarter ended October 31, 2012

Financial Statements

Note 2 - Acquisitions, Page 8

3.         We note you disclose that on September 6, 2012, you acquired Namibia Exploration, Inc. (NEI) in exchange for up to 24.9 million of your common shares. You indicate that NEI had no operations and that its sole asset was a 39% working interest in an unproved petroleum concession, and you explain that since NEI was owned and controlled by your CEO and certain of his family members, you accounted for the transaction as a related party asset purchase. However, you recorded the concession at NEI's historical cost of $562 thousand, and you valued the consideration (i.e. the 24.9 million Duma common shares) at the stock's quoted market price on the acquisition date.

At the time of the NEI transaction, tell us if you and NEI were entities under common control, and if so explain whether control was held by an individual, enterprise or a control group. If you believe there was a control group, describe the relationship between the group members, and provide any additional details necessary to understand why you believe it is appropriate to consider the members a control group. If you believe these entities were under common control prior to the acquisition address the following points.

  Provide any calculations necessary to demonstrate that you have properly identified the individual or group having control over both entities; include a discussion of stock ownership and any voting agreements considered in formulating your view.

  Tell us the date control was established over both entities, explain how this was achieved, and describe the revisions that you believe would be necessary to comply with FASB ASC 805-50-45.

  Explain why you believe the guidance in FASB ASC 805-50-30-5 would not require the shares issued as consideration for the NEI assets to be ascribed value equivalent to the carrying value of the net assets acquired.

  Tell us your basis for recording any portion of the 24.9 million shares at fair value, and the excess over historical cost as an acquisition expense.

             Please note that related party transactions are not necessarily common control transactions for which accounting using carryover basis is prescribed in FASB ASC 805-50-30-5. If you and NEI were not under common control, you should follow the guidance in FASB ASC 805-50-30-2.

Company Response:

             We confirm, on behalf of the Company, that the Company has advised that at the time of the NEI transaction, the Company believes that there was a control group that controlled Duma and NEI. The control group consisted of the entities KD Navigation, KW Navigation, and CW Navigation (collectively, the "Navigation Entities"), companies owned by Duma's CEO and his wife's siblings.

  As of September 2011, after the acquisition of SPE, the Navigation Entities owned 55% of Duma. As of February 12, 2012, the date of formation of NEI, the Navigation Entities owned 92.5% of NEI. While there is no written arrangement to vote shares in concert, the owners of the Navigation Entities are immediate family members.

  The Company reviewed the guidance in FASB ASC 805-50-45 which provides that the statements of operations of the receiving entity (Duma) should be reported as if the transaction had occurred as of the beginning of the period, and that comparative financial statements also be retroactively restated to reflect the combined results of the two entities. This guidance is applicable to a transfer of net assets or a business. However, management concluded that this transaction involved an asset transfer and thus there would be no change in reporting entity. In addition, NEI had no operations, and thus there is nothing to combine. Accordingly, the Company believes no revisions are necessary to comply with ASC 805-50-45.

  The guidance in ASC 805-50-30-5 specifies that assets and liabilities acquired in a common control transaction be measured as the carrying amounts in the accounts of the transferring entity on the date of transfer. The Company has reflected the assets and liabilities at carrying value. However, in evaluating the substance of the transaction, management also concluded that, while the stock award was bundled with the asset acquisition transaction, the award was primarily compensatory in nature and would require expense treatment, using accounting as described in ASC 505-50.

  The Company's basis for recording the 24.9 million shares at fair value was that the award was compensatory in nature and as such should be accounted for in accordance with the provisions of ASC 505-50.

             We further confirm that the Company has advised that it also considered whether there was a control group involved when NEI acquired the 39% working interest in a petroleum concession onshore in Namibia, Africa. NEI was granted the concession from Hydrocarb Namibia, a wholly owned subsidiary of Hydrocarb Energy Corporation. The consideration was payment of a $2.4 million fee to Hydrocarb. One of Hydrocarb's owners and managers is the brother of the Duma CEO's father-in-law, who also owned 7.5% of NEI and participated in the management of NEI. The Company concluded that a control group did not exist between Hydrocarb and NEI because of the involvement of the other director of Hydrocarb in Hydrocarb's decision making, because there were no voting agreements in place, and because the family relationship between the majority shareholders of NEI (the Navigation Entities) and Hydrocarb did not involve immediate family (rather it involved nieces and nephew/uncle). However, because the $2.4 million fee was a related party transaction, and accordingly presumed not to be arms-length, and because there was substantial uncertainty about the realizability of the fair value given that the concession was unproved, management concluded that Hydrocarb's historical cost (which consists primarily of fees paid to the Namibian government for the concession) represented the fair value of the asset.

Commission Comment:

4.         We understand that while you agreed to issue up to 24.9 million shares in acquiring the assets from NEI, shares in excess of the 2.5 million issued in September 2012 at the closing are only contingently issuable. You indicate that you will maintain 100% ownership of NEI even if one or more of the market capitalization contingencies have not been attained within 10 years from the closing date. Therefore, please tell us why you believe recognizing all 24.9 million shares as purchase consideration is appropriate, rather than ascribing value only to the 2.5 million shares actually issued. Please identify the accounting literature that you relied upon in formulating your position. If after further consideration you conclude that you should have recognized only the 2.5 million shares issued, tell us how you would account for the incremental shares if the market capitalization milestones are met and these are issued in the future.

Company Response:

             We confirm, on behalf of the Company, that the Company has advised that ASC 505-50-30-28 governs the accounting for an equity award to non-employees that is contingent upon achievement of a market condition. It states that the fair value of the award "shall be calculated as the fair value of the equity instruments without regard to the market condition plus the fair value of the issuer's commitment to change the quantity or terms of the equity instruments based on whether the market condition is met." ASC 718, which governs equity grants to employees, also contains similar provisions. In the NEI transaction, the quantity of the shares ultimately received is contingent solely upon achievement of market conditions (specifically, market capitalization targets). Since there is no future service requirement, and the grantees' performance was complete with the transfer of NEI shares to Duma, the fair value was recognized immediately. The Company is of the view that such accounting is appropriate.

Commission Comment:

Closing Comments

             We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

             In responding to our comments, please provide a written statement from the company acknowledging that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Company Response:

             We confirm, on behalf of the Company, that the Company has provided such written statement, which is included herewith.

             On behalf of the Company we sincerely hope and trust that each of the foregoing and the enclosed draft Form 10-K/A are clear and satisfactory in this matter and truly responsive to the Commission's Comment Letter, which the Company has found helpful; however, should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact the writer at (604) 691-6839 of our offices at any time.

             In addition, we note that should the Commission have any questions or comments regarding the foregoing, the Company would be happy to arrange a conference call that includes Commission staff, Duma management, and Duma's independent auditors.

             On behalf of the Company we thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours very truly,

/s/ Daniel D. Dex

Daniel D. Dex

Enclosures:
-Draft Form 10-K/A (redlined against original Form 10-K filing)
-Company statement in response to the Commission's Closing Comments

cc:          Duma Energy Corp.

McMillan LLP | Royal Centre, 1055 W. Georgia St., Suite 1500, PO Box 11117, Vancouver, BC, Canada V6E 4N7 | t 604.689.9111 | f 604.685.7084
Lawyers | Patent & Trade-mark Agents | Avocats | Agents de brevets et de marques de commerce
Vancouver | Calgary | Toronto | Ottawa | Montréal | Hong Kong | mcmillan.ca